EVCI Career Colleges

Exhibit 99.24

March 30, 2006

Mr. Joseph P. Frey
Assistant Commissioner - Office of Quality Assurance
Office of Higher Education
Room 977, Education Building Annex
Albany, New York 11234

RE: Interboro Institute's Mid-point Self-study

Dear Mr. Frey:

In June 2003, the Regents renewed institutional accreditation for Interboro Institute for a five-year period ending September 30, 2008. Pursuant to Deputy Commissioner Duncan-Poitier's letter of January 11, 2006, attached is Interboro's Institutional Accreditation Mid-point Self-Study.

Thank you for your letter of March 13, 2006 which stated that the Department had reviewed Interboro's Institutional Effectiveness Plan and concluded that, in general, the Plan satisfactorily addresses both the registration standards in the Commissioner's Regulations and the findings and recommendations based on the Department's review in the Spring of 2005. We plan to evaluate with the Department the success of the Institutional Effectiveness Plan going forward especially with respect to further improving persistence and graduation rates.

I would also like to thank you for your letter of March 14, 2006 which affirmed that the measures taken and planned in Interboro's February 3, 2006 submittal appear to be adequate. Specifically, we were very pleased that the Department extends the registration of Interboro's programs in accordance with the provisions of the Commissioner's Regulations and Department practices for renewals.

Please be assured that EVCI and Interboro management are in full agreement with the Department with respect to: (1) the admission of students who have a reasonable prospect of academic success in the context of the institution's services and programs and, (2) a record of student persistence and serious achievement at the college level.

We look forward to the Department's site visits to Interboro Institute in the Spring and Summer semesters of 2006 to assess the college's progress in implementing all of our new policies, procedures, and creative strategies.

The faculty and administration are working very hard and are absolutely dedicated towards improving our first to second semester persistence rates.

Please call me if the Department requires any further information.

Sincerely,

John J. McGrath, Ph.D.
CEO and President

Attachments

cc: Deputy Commissioner Johanna Duncan-Poitier
Acting President Michael O'Brien

INTERBORO INSTITUTE MIDPOINT SELF-STUDY IN PARTIAL FULFILLMENT OF ACCREDITATION REQUIREMENTS OF THE NEW YORK BOARD OF REGENTS AND THE COMMISSIONER OF EDUCATION
MARCH 28, 2006

Standard: Institutional Mission
(Regents Rules, §4-1.4(a))

The institution shall have a clear statement of purpose, mission, and goals that shall be reflected in the policies, practices, and outcomes of the institution.

Background to the Mission Statement

Interboro Institute's mission is to serve economically disadvantaged minorities, almost all of whom have not graduated from high school, and face problems endemic with poverty. Interboro seeks to provide an opportunity for thousands of students, who have not had successful public school experiences, to fulfill their social and intellectual potential and contribute fully to our society and economy. Commensurate with that opportunity, Interboro strives to assure that its students receive a sound education, with those academic and other supports they need to be successful.

Interboro's faculty and administration care deeply about the students at our college and those we will serve in the future. The administration, faculty and staff at Interboro Institute are proud of our vision and mission. We welcome the assistance of the Department in identifying areas for continued improvement as we work towards enhancing the academic experience of our students. We look forward to continuing a positive and collaborative relationship with the New York State Education Department ("the Department") and the Board of Regents ("the Regents").

Interboro Institute, from its inception over one hundred years ago, has provided education to individuals seeking to enhance their academic and professional qualifications. Those who come to Interboro are mostly from economically disadvantaged circumstances, often have considerable family responsibilities, and have not had distinguished high school preparation. Many thousands of Interboro graduates have contributed to the social and economic well-being of New York City.

More than half of entering freshmen at Interboro are female. Ninety percent did not present a high school credential at admission and therefore had to demonstrate ability to benefit from college by passing the federally approved Career Placement Aptitude Test (CPAt). Fewer than half of applicant test takers pass the federal test and are admitted. Over 90% of first time students are enrolled in at least one developmental, non-credit course in English or mathematics.

The great majority of Interboro students are black or Hispanic. There is also a growing population of Eastern European immigrants. Many of the women are mothers or spouses seeking a college education as a means of obtaining a better job or working conditions, or leaving public dependency. The men tend to be unemployed or in low-paying jobs. Most students are eligible for financial aid grants under the income-based federal Pell and state TAP programs. Interboro does not currently participate in federal Title IV loan programs.

Interboro recognizes that it serves what may be the most high-risk population possible for a postsecondary institution in New York. We believe we have a moral responsibility to assist this population and that our mission is critically important. Every successful student is proof that, given an opportunity, people can achieve heights well beyond what their circumstances may seem to predict.

Approximately 50% of the students who start in the New York City public schools never graduate from high school. At some of the large public high schools, the graduation rate for ninth graders after four years is 40% or less. Most of those students who are not graduating from high school are African-American and Hispanic. Interboro holds to the belief that while intellect and talent are present in all of our young people, the opportunities are unevenly distributed. As a result, if there are no educational interventions, thousands of New Yorkers who do not graduating high school are likely to find themselves in low wage jobs or public dependency. Because the syndrome of failed public schools has been going on for many years, there is an extremely large pool of minorities in the New York area without a high school credential, many of whom deeply desire to improve their lives through higher education.

The federal Ability-to-Benefit testing program is a pathway to enter college without a high school diploma, whereby passing a federally approved test demonstrates a candidate's "ability to benefit" from postsecondary studies. New York State permits colleges to matriculate such students into degree programs.

Recent news articles reinforce the need to find ways to provide educational opportunities to those left behind. The young black male is perhaps the most poignant example of the problem. In a recent front page article in the New York Times of March 20, 2006 ("Plight Deepens for Black Men, Studies Warn"), data are presented on the increasing jobless rate among male high school dropouts. For black men ages 22-30 who have dropped out of high school, the jobless rate is an astounding 72%. It is further stated that "by their mid-thirties, 6 in 10 black men who had dropped out of high school had spent time in prison." Unfortunately, among black dropouts in their late 20's, more are in prison on a given day (34%) than are working (30%).

This tragic waste of talent and abandonment of large and important sectors of the urban community affects the entire country through social costs and the lack of economic productivity.

Ronald Mincy, professor of social work at Columbia University, is quoted as saying, "in a society where higher education is vital to economic success, programs to help more

men enter and succeed in college may hold promise." Few colleges are as directly committed to finding alternative educational pathways for inner city high school dropouts, both men and women, as Interboro. Interboro faculty and staff feel that as they learn more and more about how to enable success with these students, the institution can stand as a national model for attacking a huge social and economic problem.

The mission statement in the college catalogue is:

Interboro Institute is committed to providing an entry-level career-based college education for individuals who possess the desire, motivation and potential to succeed. An Interboro Institute education enhances graduates' abilities to contribute to the worlds of work, family, and community.

To realize the mission of the college, Interboro Institute has established these specific objectives:

- To educate each student with the skills and knowledge necessary for productive employment or transfer to a four year college.
- To provide training for entry-level positions and to develop abilities which assist in career advancement.

Since Interboro's new ownership period began in 2000, this statement has been periodically reviewed and retained at the corporate and college level. All of the college's activities, programs, and resource allocations are directed to the mission. The Comprehensive Institutional Effectiveness Plan (Attachment 1), which was most recently updated in February 2006, stands on the foundation of the institutional mission, and attests to the reflection of the college's mission in policy, practice and outcome.

On March 13, 2006, the Department, after reviewing Interboro's Institutional Effectiveness Plan submitted on February 22, 2006, concluded that, "in general, the Plan satisfactorily addresses both the registration standards in Commissioner's Regulations and the findings and recommendations based on the Department's review in the spring of 2005." Interboro plans to evaluate with the Department the success of the Institutional Effectiveness Plan going forward, especially with respect to further improving persistence and graduation rates.

On March 14, 2006, Interboro was notified that the Department had "extended the registration of Interboro's programs in accordance with the provisions of the Commissioner's Regulations and Department practice for renewals."

Standard: Assessment of student achievement

(Regents Rules, §4-1.4(b))

The institution shall prepare and continuously implement a plan for the systematic assessment of its effectiveness in promoting the quality of student achievement and

development. Such assessment plan shall include but need not be limited to: graduation rates and, as pertinent to institutional mission and programs, state licensing examination results and job placement rates. The institution shall provide to the department on request and in all applications for accreditation and renewal of accreditation, evidence of its implementation of the plan and its effects on the quality of student achievement in relation to its mission and goals.

The institution has a formal plan for assessing its effectiveness in promoting the quality of student achievement and development, named Periodic Review of Fundamentals (PROF), which is the Institutional Effectiveness Plan. The plan looks at persistence and graduation rates for incoming student cohorts, as well as job placement rates, by program and other variables, such as ethnicity or race, age, gender, and location of instruction. In one degree program, Ophthalmic Dispensing, the results of state licensing examinations are utilized in assessment of effectiveness. In addition, student learning and achievement is assessed at the course level through course embedded assessments, and at the program level with a review of outcomes. A copy of the most recent assessment of effectiveness plan is attached.

Graduation rates

Associate degrees. If, in the judgment of the commissioner, there is a sufficient cohort of students, based on the most recent data submitted to the department, an institution awarding associate degrees that reports an associate degree completion rate below the mean associate degree completion rate reported by all institutions in the state, according to the most recent information available to the department, and that has not shown an improvement over the preceding year of at least three percent, shall prepare and submit a plan to improve student achievement in terms of graduation rates. Such plan shall include but need not be limited to: strategies and timelines intended to achieve at least the mean or a three-percent annual improvement within a period not to exceed two years.

The Regents and the Department have conveyed their expectation that Interboro Institute reach and ultimately exceed a three-year, 25% graduation rate for its students. Interboro has more than doubled its graduation rate since it was acquired by EVCI in 2000 and at the same time achieved significant enrollment growth through 2005. The graduation rates for the Fall 2000 through Fall 2002 entering cohorts are:

Graduation Rates (1)

	# in cohort	3 yr	4 yr
Fall 2000	546	13.5%	15.0%
Fall 2001	661	17.5%	20.5%
Fall 2002	934	18.0%	

(1) Rounded to .5 %

Interboro remains committed to the goal of a 25% graduation rate before reaccredidation in 2008. Furthermore, the college is working towards achieving a 65% persistence rate from the first to a second semester starting with the Spring 2006 new student cohort.

Regarding the language which speaks to institutional requirements when a graduation rate falls below the mean for Regents accredited institutions, the three-year graduation rate for Interboro's 1998 cohort, the last entering class which was almost entirely under the management of the previous ownership, was 8.9%. Using this baseline, the three per cent annual improvement measure has been satisfied for the three cohorts above. Also, the Comprehensive Institutional Effectiveness Plan submitted to the Department earlier this year, which is Attachment 1 to this document, is intended to be a "plan to improve student achievement in term of graduation rates," among its other uses, to promote increases beyond the already demonstrated three percent.

Interboro's Unique Circumstances

EVCI's and Interboro's management, along with the communities Interboro serves, believe that the rapid enrollment growth Interboro has experienced is evidence of the fact that there is a great need in New York City and Yonkers to provide higher education to poor minorities who have been largely failed by the public schools.

Two significant issues are: (1) whether the three year period is the most appropriate measuring standard for persistence to degree completion, and (2) what the proper graduation goal should be for ability-to-benefit students.

Interboro students are fundamentally different from students at most traditional colleges and universities. Almost all Interboro students must begin with remedial courses. This reality means that Interboro students take longer to graduate because they must first pass remedial courses in reading, writing and mathematics before proceeding to credit bearing courses. Furthermore, many Interboro students face serious problems associated with inner city poverty which require them to stop out of school for some period of time before returning to their studies for an Associate Degree.

These are just two, of many realities, that Interboro students face which are not true for most students at traditional colleges. The use of comparative statistics of persistence and graduation rates for traditional two-year colleges, which serve predominantly non-minority students, may not be the best method to assess student achievement.

Poverty and social disadvantage negatively influence graduation rates, independent of the quality of instruction. If we are to give many economically disadvantaged individuals the educational opportunities they need to escape poverty, holding them to the traditional national and state standards needs to be critically examined with respect to mitigating factors.

We believe that Interboro could make a reasonable case to the Regents on the basis of "mitigating circumstances" that the 25% graduation rate requirement should be

reconsidered, and the 25% graduation rate goal be measured over a longer period of time. This consideration would center on Interboro's mission to serve economically disadvantaged minorities who do not have traditional patterns of persistence and graduation rates. Interboro respectfully requests an opportunity to meet with the Department to discuss such a reassessment more fully.

The Office of Research and Information Systems (ORIS) of the New York State Education Department has conducted correlation studies examining relations between graduation in two-year college programs based on high school grade point average and on race/ethnicity. Regarding the former, their studies found that for the entering cohort of 2001, students with a high school GPA of between 70 and 79 graduated within three years at an 18.8% rate, and those below 70 at an 11% rate. Most of Interboro's students left high school before graduation, with undistinguished records. The same office reports for the 2001 cohort that for black, non-Hispanic students, the three-year graduation rate in Associate Degree programs was 15.4%, and for Hispanic students, 15.7%. These groups make up a large majority of Interboro's student body. The graduation rate for Interboro actually meets or exceeds statistical predictions for the students we serve as demonstrated below.

Below are the complete graduation figures for the 2001 entering cohort for three and four years at Interboro. The four-year graduation rate for the cohort is 20.4%.

Ethnic Group	Initial	yr 2	yr 3	yr 4	grad rate
Black	328	31	30	7	20.7
Asian	43	7	4	2	30.2
Hispanic	191	11	7	8	13.6
White	47	14	5		40.4
Other	52	3	3	3	17.3
Total	661	66	49	20	20.4

The reported statewide three-year graduation rates for the 2001 entering cohort in associate degree programs were 15.4% for black students and 15.7% for Hispanic students. Interboro's graduation rates are better than those cited by the Department for minority students combined statewide, and significantly better than the graduation rates in most New York City community colleges.

Our senior management met with Dr. Vincent Tinto, Distinguished University Professor and Chair of the Higher Education Program at Syracuse University, in December 2005. He is a recognized expert in the field of college student retention and graduation who had been recommended by Department staff. Dr. Tinto strongly recommended that objective, quantifiable and empirical data must be critically analyzed and understood in determining whether Interboro Institute has been successful compared to other associate degree colleges in retaining and graduating minority students

Dr. Tinto recommended that we carefully review data from the National Center for Education Statistics, United States Department of Education, Institute of Education Sciences. The data include statistics that are extremely important in understanding comparative graduation success rates, particularly for minorities. In a major national study, it was found, for students beginning two-year degree programs,

- 14.7 percent of students with only a general equivalency diploma graduate with an associate's degree in six years.
- 13.5 percent of black non-Hispanic students graduate with an associate's degree in six years.
- 21.4 percent of Hispanic students graduate with an associate's degree in six years.

Interboro's three year graduation rate for the 2001 cohort is 17.4 percent and over a 20 percent rate in four years (Interboro's 2002 cohort has a better than 18% graduation rate in three years). Interboro is much more successful than the national averages for minorities and students without a general equivalency diploma over six years.

The New York State Education Department's published statistics for the 2001 cohort entering two year college programs show a two year graduation rate for black students at 7.2 percent and for Hispanic students at 6.7 percent. Interboro's 10 percent two year graduation rate is significantly more successful than the statewide average in New York for black and Hispanic students.

The New York State Education Department's published statistics for 2001 cohort entering two year programs show a three year graduation rate for black students at 15.1 percent and for Hispanic students at 14.2 percent. Interboro's 17.4 percent three year graduation rate is significantly more successful that the statewide averages for black and Hispanic students.

The above statistics compare Interboro Institute, whose primary mission is to take students without a high school diploma or GED, to statewide averages for blacks and Hispanics who primarily have a high school diploma or GED. The New York State Education Department does not collect data specifically for ability to benefit students disaggregated from high school graduates or students with a GED.

We reaffirm that Interboro remains committed to working towards a 25% graduation rate before reaccredidation in 2008. The college has more than doubled its graduation rate since it was acquired by EVCI Career Colleges Holding Corp (EVCI) in 2000. Interboro has most recently created and implemented many additional policies, procedures and creative strategies to further improve its persistence and graduation rates. Additionally, the college has created and implemented new admissions screening mechanisms which should produce higher persistence and graduation rates.

Notwithstanding our commitment to the goal of a 25% graduation rate before reaccredidation, as stated above we are planning to seek a discussion with the Department and the Regents as soon as possible on the merits of the goal in its current form. This

discussion will be extremely important as we together seek to find ways to assist those who have been left behind by the current system.

Job placement rates

Two-year colleges. If, in the judgment of the commissioner, there is a sufficient cohort of students, based on the most recent data submitted to the department, an institution whose mission includes the preparation of students for employment and that offers no programs beyond the associate degree that reports job placement rates, including placement in civilian and military occupations, below the mean reported by all institutions in the state offering programs no higher than the associate degree level, according to the most recent information available to the department, and that has not shown an improvement over the preceding year of at least three percent, shall prepare and submit a plan to improve student achievement in terms of job placement rates. Such plan shall include but need not be limited to: strategies and timelines intended to achieve at least the mean or a three-percent annual improvement within a period not to exceed two years.

Placement and Career Services

Current students, as well as Interboro graduates, have lifetime access to assistance with resume development, interview techniques, job searches, and overall programs in career development. Furthermore, job openings specifically geared toward Interboro graduates and current students are posted on a regular basis. Recruiters and employers are invited to interview prospective employees from Interboro's community of available candidates, right on campus.

Interboro students in all majors can find internship opportunities through the Department of Career Placement Services. Specialized internships are often developed to meet an individual student's specific requirements. Internships, useful in both private industry and the public sector, offer opportunities to practice an array of skills. Students are often invited to attend meetings and conferences through professional contacts made by Interboro faculty and administrators.

Articulation Agreements

Interboro Institute has a rich history of successful graduates. We nurture this success and encourage our graduates to continue their education at other institutions that offer specialized areas of study, four-year degrees, and graduate level opportunities. Currently, Interboro has articulation agreements in place with the following colleges:

- ✓ Mercy College
- ✓ Monroe College
- ✓ St. Joseph's College
- ✓ Medgar Evers College
- ✓ SUNY at Old Westbury.
- ✓ Globe Institute of Technology
- ✓ The Autonomous University of Santo Domingo

Interboro students have also had a good record in transferring to:

- ✓ St. John's University
- ✓ John Jay College
- ✓ St. Francis College
- ✓ College of New Rochelle
- ✓ Dowling College

Placement by Degree Program

By staff and student self report, of the 428 students who requested placement assistance from the June 2005 graduating class, 332 (78%) were placed in employment or enrolled for further education, with 284 (66%) placed in employment in their field of study or enrolled for further education.

Degree Program	#of Graduates	Placed	Placed in Field
Bus Adm-Accounting	56	35/63%	33/59%
Bus Adm-Management	177	142/80%	120/68%
Office Technologies	64	49/77%	39/61%
Ophthalmic Dispensing	27	24/89%	22/81%
Paralegal Studies	76	63/83%	56/74%
Security Services & Management	28	19/68%	14/50%
TOTALS	428	332/78%	284/66%

In order to further strengthen our placement results, we plan this year to provide a higher level of service ensuring both career advisement and career placement assistance by continuing the three Career Advisor positions and hiring three Job Developers.

In order to better prepare each student for job placement we will continue to:
- Complete a Career Service Plan for each student and graduate seeking assistance. Ensure individual career advisement availability for all students.
- Present Career Preparation Workshops at all campuses, on a regular basis, including a core of:
  - Resume and Cover Letter Writing
  - Interviewing Skills
  - Dress for Success
  - Finding the Job

With additional offerings as needed:
  - Career Planning

Interest Inventories
Work Place Skills (attitude, communication, business ethics, conflict management, business language, multi-culturalism, workplace harassment, self esteem)
Staying on the Job
- Host career presentations from leaders in the business community.

In order to ensure that jobs are available to Interboro students on a regular basis:
- We will recruit and hire Job Developers, with two in place by the end of the Spring 2006 semester and another to be hired as needed. Each Job Developer will strive to achieve a targeted job placement goal of 20 placements monthly.
- Placement staff will actively participate in Chambers of Commerce area wide.

In order to ensure that all students are made aware of opportunities and that Interboro accurately tracks student employment we will:
- Continue a college wide job posting/job bank and Career Resource posting.
- Update the Web site for Career Placement Services to include job postings and resumes to link students and employers, by the end of the Spring semester 2006.

Standards: Curricula
(Regents Rules, 4-1.4(c))

Integrity of credit.

> *i. Each course offered for credit by an institution shall be part of a general education requirement, a major requirement, or an elective in a curriculum leading to a degree or certificate.*

Each course offered at Interboro can be applied to degree completion in one of the following categories: college requirements, major requirements, restricted electives, or free electives. FS100 (Freshman Seminar) is recommended for all majors. Credit can be applied in the free elective category.

All courses offered at Interboro are listed in the 2005-2007 College Catalogue, attached as Attachment 2.

> *ii. Credit toward an undergraduate degree shall be earned only for college-level work. Credit toward a graduate degree shall be earned only through work designed expressly for graduate students. Enrollment of secondary school students in undergraduate courses, of undergraduates in graduate courses, and of graduate students in undergraduate courses shall be strictly controlled by the institution.*

Developmental courses at Interboro in reading, writing, arithmetic, and algebra (EN098, EN099, MA098, MA099) are strictly non-credit bearing and serve to prepare the student for college-level work.

College credit is awarded to 100 or 200 level courses. Generally, students enroll in these courses in the first and second years, respectively. Since the acquisition of the college by EVCI in 2000, Interboro has worked with the Department to continue to assure the integrity of our credit, most recently by a series of peer reviews in 2003 and 2005, and by a comparative sampling of our graduates' transcripts in senior colleges. In our process of peer review, we assemble course syllabi and sample examinations that are distributed to colleagues in the tri-state area including two-year and four-year institutions. After reviewing our materials, colleagues are asked to rate their quality by circling the number that best describes their opinion, and to estimate the amount of transfer credit that would be given at their institution.

College and university affiliations of deans, chairs, and professors participating in the reviews included:

Adelphi University
Berkeley College
Briarcliff College
Goddard College
College of New Rochelle
Columbia University
CUNY: Brooklyn College
CUNY: City College of New York
CUNY: John Jay College
CUNY: Queensborough Community College
Long Island University
Jewish Theological Seminary
Mercy College
Monroe College
Pace University
SUNY: Empire State College
SUNY: Nassau Com College
Technical Career Institutes
Touro College
William Paterson University

The evaluation questions follow:

The prerequisite knowledge required for entrance to this course is appropriate for success in this course.

Strongly Disagree 1	2	3	4	5 Strongly Agree

The content level of this course is appropriate for college-level study.

Strongly Disagree 1	2	3	4	5 Strongly Agree

The required textbook and supplemental materials for this course are appropriate for college- level study.

Strongly Disagree 1	2	3	4	5 Strongly Agree

The learning outcomes developed for this course are appropriate for college-level study.

Strongly Disagree 1	2	3	4	5 Strongly Agree

Fill in the following:

In my judgment, this course would merit _____ transfer credits at my institution.
(number)

The results of the 2003 and 2005 studies are in Attachment 3. With a range of 1 ("strongly disagree") to 5 ("strongly agree"), for the 2003 review, the average score was 4.60; it was 4.41 in the 2005 review. These scores indicate an overall very positive view of the soundness of the academic offerings at Interboro.

In May of 2005, an SED team of peer evaluators reviewed 88 individual course sections for quality. Materials assembled for each course included: syllabus, faculty expertise form, faculty profile, student attendance, final examinations, and final grades. In almost all courses, the college was deemed to be awarding the appropriate college credits.

As a follow-up, in Spring 2006, the academic departments are undertaking an internal review of these courses using the same methods as the department's peer reviewers. The Advisory Boards will be included in the reviews, to assure consonance with current industry expectations and practices. Any weaknesses uncovered in the courses will be reported to the Academic Council and immediately addressed.

Creditworthiness is also confirmed by programmatic accrediting agencies for Paralegal Studies and Ophthalmic Dispensing.

Both reviews were positive and resulted in recommendations for approval or re-accreditation. Some passages from the ABA report:

"He [the department Chair] has done an amazing job in this role…The administration is very knowledgeable of the Program and quite honestly, interested in not just meeting, but exceeding all of the Guidelines. This is an extremely strong administration…Kudos to…the library…Under the current leadership…Interboro has done an outstanding job."

Students in this program compete regularly in intercollegiate Moot Court competitions. Interboro has recorded recent Moot Court victories against students from Fordham University, St. Johns University, Rider University and Berkeley College.

From the Commission on Opticianry Accreditation report:

"The Administration of the school is commended for their continued support of the program. Pride of the institution and its programs were evident…[the department Chair/Vice President of Academic Affairs] is a special strength to the program and the profession. She is respected and admired…Her leadership and participation in National Optometry groups has served as inspiration to her peers…The team commends the entire faculties' commitment to the program and their students. They were cited by both the students, and Advisory Committee for their dedication, experience and caring."

Interboro students nearly always have the best passing rate in the state on the basic licensing examination for the profession. Since 2002, the pass rates have been

Semester	Pass Rate
Fall 02	57.1%
Spring 03	86.4%
Fall 03	81.3%
Spring 04	94.7%
Fall 04	100%
Spring 05	90.9%
Fall 05	100%

Complete evaluation reports for both programs are in Attachments 4 and 5.

The creditworthiness of courses must always be assured. We understand fully our obligation to continuously review the currency of our courses and to track our graduates' success in senior colleges. Our institutional effectiveness plan outlines continuous critical review of learning outcomes at the course level, at the program level, and of our graduates pursuing bachelor's degrees.

Interboro does not participate in any high school bridge programs at this time.

iii. The institution shall assure that credit is granted only to students who have achieved the stated objectives of each credit-bearing learning activity.

Exit competencies are evaluated by traditional methods of written examinations, practical examinations, papers, presentations, and portfolio assessment. Team grading is utilized in some courses. Quality control assurance is the responsibility of the Academic Chair with supervision by the Assistant Vice Presidents and Vice President of Academic Affairs. Entrance and exit competencies are established by faculty in academic departments, subjected to periodic review, published in departmental course syllabi, and distributed to students.

Curricular goals and objectives

i. Institutional goals and the objectives of each curriculum and of all courses shall be carefully defined in writing.

Institutional objectives are defined in writing as a part of our mission statement. Program goals and objectives are developed in harmony with the mission and include those required by programmatic agencies (American Bar Association, Commission on Opticianry Accreditation). Sample program goals are attached as Attachment 6.

Course syllabi are fully developed and include written course objectives, prerequisites, credits, goals for information literacy, goals for general skills development, a topical outline, assignments; testing methods; grading values; and supplementary materials. Sample syllabi are attached as Attachment 7.

ii. Each curriculum shall show evidence of careful planning. The content and duration of curricula shall be designed to implement their purposes.

Curricula undergo periodic review internally (see Institutional Effectiveness Plan) and by external agencies (SED, ABA, COA). Changes are implemented only after thoughtful and careful planning. Although not required for occupational degrees, curricular design is rich in general education in most cases. This both allows students to complete GED requirements in conjunction with their associate's degrees and furthers the Institute's goal of moving from AOS to AAS or AA/AS degrees in the future, where feasible. Programs are properly offered as two-year degrees, during which time graduate competencies can be met, following a logical sequence of study.

iii. Course descriptions shall clearly state the subject matter and requirements of each course.

General course descriptions are published in the College Catalogue. In-depth descriptions, clearly stating topics and requirements, are published in the departmental syllabus. Syllabi are distributed to students and are on file in the Libraries, the Academic Resource Centers, the Career Placement Office, and in the Office of Academic Affairs.

Strengthened general skill and personal development components of the educational program in all curricula and courses

Recommended by an earlier Department evaluation team, departmental faculty are infusing "skills for success" developed by the Higher Education Forum of the American Council on Education and the National Alliance for Business (known as the SCANS list) into the goals and objectives of our career courses. These skills include leadership, teamwork, problem solving, time management, self-management, adaptability, analytical thinking, global consciousness, and basic communications including listening, speaking, reading and writing. A discussion of the application of SCANS in the paralegal studies program is attached as Attachment 8.

Assessment of success in achieving goals and objectives

There shall be a written plan to assess, no less than every five to seven years, the success of faculty and students in achieving institutional goals and curricular objectives and to promote improvement. Such assessment shall include systematic collection, review faculty and students in achieving institutional goals and curricular objectives and to and use of quantitative and qualitative information about educational programs, including at least some information that directly addresses learning outcomes, and shall be undertaken for the purpose of improving student learning and development.

A five-year cyclical systematic program of review was developed following the October 2000 Department review. The process is managed by the Curriculum Committee as a standing faculty committee at Interboro. In recent years, Business Management, Office Technologies, Security Management, and Accounting have been reviewed and upgrades have been implemented. Preparation for review of the Business Management program is now beginning.

The Paralegal Studies program undertook a major self-study in preparation for its ABA review, as did the Ophthalmic Dispensing program in preparation for reaccredidation by COA in June of 2005.

Program length, credit, and other requirements for degree

For each curriculum, the institution shall assure that courses will be offered with sufficient frequency to enable students to complete the program within the minimum time for degree completion for each degree level identified in this paragraph.

> *i. Associate degree programs shall normally be capable of completion in two academic years of full-time study, or their equivalent in part-time study, with an accumulation of not less than 60 semester hours.*

All degree programs at Interboro meet the above criteria. All programs require 60 credits with the exception of the program in Ophthalmic Dispensing which requires 68 credits. All of Interboro's registered programs can be completed in four semesters. Courses are offered with sufficient frequency in both the day and evening divisions. With few exceptions, required courses are offered each semester in day and evening formats. Most electives are also offered every term. In the event of a scheduling conflict, or a particular student exigency, an independent study may be assigned.

Standards: Faculty
(Regents Rules, 4-1.4(d))

Competence and credentials

> *i. All members of the faculty shall have demonstrated by training, earned degrees, scholarship, experience, and by classroom performance or other evidence of teaching potential, their competence to offer the courses and discharge the other academic responsibilities which are assigned to them.*

Interboro has made a concerted effort to upgrade the credentials of its faculty since the college was acquired by EVCI. In 2002, members of the faculty who did not possess a master's degree were given notice and a limited time to complete their degrees. Three faculty members who failed to meet the requirements have been terminated. Now, all faculty possess a master's degree or its equivalent (licensure in ophthalmic dispensing, certified public accountancy, MCSE), with the exception of the Office Technologies program, where courses such as keyboarding, and others that do not include a theoretical component may be taught by bachelor-degreed instructors with appropriate experience. In a few instances, faculty members hold master's degrees in disciplines more appropriate for a different department. We are working on reassignments to those departments as full-time lines become available.

As has been our practice, the college remains committed to promoting from its adjunct ranks, once we are assured of a "proper fit," teaching effectiveness, and an individual's potential contribution to the academic department.

Adequacy to support programs and services

> *i. The faculty shall be sufficient in number to assure breadth and depth of instruction and the proper discharge of all other faculty responsibilities.*

For the academic year 2005 - 2006, Interboro's faculty roster numbers 74 full-time and 162 adjunct instructors. At least 50% of all courses are taught by full-time faculty. It should be noted that during any particular semester, the adjunct number can fluctuate, depending upon student enrollment and demand for offerings.

> *ii. To foster and maintain continuity and stability in academic programs and policies, there shall be in the institution a sufficient number of faculty members who serve full-time at the institution.*

Working in consultation with the Department, the college recently promoted five adjunct instructors to full-time status in programs exhibiting need. The current count of 74, the highest ever for Interboro, insures a proper mix of full-time and adjunct instructors for the academic departments. A Faculty Profile Form is attached as Attachment 9.

> *iii. For each curriculum the institution shall designate a body of faculty who, with the academic officers of the institution, shall be responsible for setting curricular objectives, for determining the means by which achievement of objectives is measured, for evaluating the achievement of curricular objectives, and for providing academic advice to students.*

Faculty are assigned to academic departments where much of the curricular work is centered. Courses are designed, entrance and exit competencies are established, and assessment tools are developed, in the academic departments. The Curriculum committee considers any major changes, advising the Academic Council accordingly. The Academic Council considers the recommendations, votes on their acceptance, and submits its final report to the president.

Interboro, like many institutions, utilizes professional academic advisors who have the primary responsibility for assisting students in planning their academic pathway and choosing courses. Faculty provide academic advice to students in multiple ways, including informal discussions during office hours, more formally through "major days," and practically, through facilitating networking opportunities with potential employers.

> *iv. The ratio of faculty to students in each course shall be sufficient to assure effective instruction.*

Interboro's faculty-to-student ratio is favorable and conducive to student attainment. In Spring 2006, the average enrollment for developmental courses is 16, and for credit-bearing courses, 20. Attachment 10 is the enrollment report for this semester's offerings.

Evaluation and professional responsibilities

> *i. The teaching and research of each faculty member, in accordance with the faculty member's responsibilities, shall be evaluated periodically by the institution. The*

teaching of each inexperienced faculty member shall receive special supervision during the initial period of appointment.

Policies for faculty evaluation include an annual performance review where accomplishments are reviewed and goals are set for the next academic year. Classroom observation is scheduled at least annually, with junior full-time faculty observations occurring more regularly. New adjuncts are observed every semester. Chairs (or their designees) perform the classroom observations and record their results. The evaluation is shared with and signed by the individual faculty member In most departments, newly-appointed faculty are assigned a mentor, who is responsible for guiding the individual on academic policies and procedures, and course-specific concerns.

Student evaluation of faculty is regularly facilitated for each course, for each faculty member, every semester. Student evaluations of faculty by course section are summarized by administrative staff and results are reported to Department Chairs.

Results of all evaluations are considered in an annual review of faculty, which also includes categories such as service to the college, service to the department, and professional development. The comprehensive annual evaluation forms the basis for continued employment, merit increases, and promotion.

ii. Each member of the faculty shall be allowed adequate time, in accordance with the faculty member's responsibilities, to broaden professional knowledge, prepare course materials, advise students, direct independent study and research, supervise teaching participate in institutional governance and carry out other academic responsibilities appropriate to his or her position, in addition to performing assigned teaching and administrative duties.

Full-time faculty members at the institution teach a minimum of six courses per semester, for three semesters per year. In addition to teaching, an individual is expected to provide service to the college for at least an additional three hours per week. This includes service on faculty committees or the Academic Council, as well as consultations with students, participation in faculty development events, participation in special student events, and attendance at discipline-related conferences and seminars.

Standards: Resources
(Regents Rules, §4-1.4(e))

Facilities, equipment, and supplies
The institution shall provide classrooms, administrative and faculty offices, auditoria, laboratories, libraries, audio-visual and computer facilities, clinical facilities, studios, practice rooms, and other instructional resources sufficient in number, design, condition, and accessibility to support its mission, goals, instruction, programs, and all other educational activities.
The institution shall provide equipment sufficient in quantity and quality to support administration, instruction, research, and student performance.
The institution shall provide equipment sufficient in quantity and quality to support administration, instruction, research, and student performance.

The college has recently added substantial capacity to all of its locations, partly in response to previous recommendations from the Department. The chart below indicates the additional space which came on stream prior to the opening of Fall 2005 semester.

LOCATION	SQUARE FEET PRIOR TO FALL 2005	SQUARE FEET IN FALL 2005	PERCENTAGE INCREASE
Main Campus	48,000	52,500	9.4%
Flushing	12,000	22,000	83%
Washington Heights	13,000	16,000	23%
Yonkers	12,000	23,000	91.7%
TOTAL	85,000	112,000	32%

The following is a brief summary of the new space Interboro has acquired in the past twelve months.

<u>Midtown Main Campus</u>
One entire additional floor in the Annex: Classrooms, faculty offices, Law Library, developmental specialist offices, ARC (learning center) annex, academic advisors offices.

<u>Flushing Extension Center</u>
Opening of permanent Annex: Computer labs, faculty offices, administrative offices, classrooms, library expansion, student lounge.

<u>Washington Heights Extension Center</u>
Several new small annexes: Classrooms, library expansion, ARC expansion, faculty office, computer lab.

<u>Yonkers Site</u>
Additional floor of Annex: library expansion, faculty offices, administrative offices, computer labs.

More than two million dollars has been spent in 2005 alone in enhancing capacity for the college. Space is currently adequate in capacity and design to support all of the academic programs and ancillary academic services.

With respect to equipment, the college adheres to a regular schedule for updating and replacing computer lab equipment and software on a periodic basis to stay current with workplace practices and expectations. The computers used in the labs are primarily GX280 with 512MB Ram, 20& 40GB HD. Pentium 4 2.6 & 2.8 Ghz Processor.

Current software in support of the instructional computer labs includes:

Microsoft Office XP (Word, Excel, PowerPoint, Access, Front Page, and Outlook)
Medisoft
Quickbooks 2003
Keychamp
Keyboarding Pro
Check Pro
Visual Studio 6
Micropace Pro
Winway Resume Deluxe
Hilbert Medical Transcription
SAM XP
Windows XP SP2
Virtual PC

Full student access to email is being installed over the Spring 2006. Investments include an e-mail scanning device, an enhanced backup exchange server, and software to facilitate student access to certain college data base information (grade status, account information).

A proxy server is being acquired to enable full student remote access to library electronic data bases and other information resources, as recommended by Department reviewers. Implementation is scheduled for Summer 2006.

In 2004, an ophthalmic museum display was created, featuring equipment dating from the early 1900s. Antique spectacles, examining equipment, and rare books are now on display in the opticianry department. In 2005, optical benches in the fabrication laboratory were re-faced, and plumbing was updated. A state-of-the-art patternless edger was added to the equipment inventory. As always, free eye examinations are available to the Interboro community. The spectacle dispensary continues to offer the latest in designer eyewear.

Libraries

1. The institution shall provide libraries that possess and maintain collections and technology sufficient in depth and breadth to support the mission of the institution and each curriculum.

2. Libraries shall be administered by professionally trained staff supported by sufficient personnel. Library services and resources shall be available for student and faculty use with sufficient regularity and at appropriate hours to support the mission of the institution and the curricula it offers.

Facilities. Interboro Institute provides library facilities at its Main Campus, Flushing Extension Center, Washington Heights Extension Center and Yonkers Site. Adequate space for resources, services, and staff at each location continues to be a regularly evaluated. Improvements have occurred that provide additional space for resources and services at the Main Campus and the Washington Heights Extension Center. Continued fiscal, technical, and administrative support will be provided in order for all elements of the library's development plan to be realized in 2006.

As of the Spring 2006 semester, the Main Campus library moved into a larger and more attractive space that allows for open stacks and provides a separate space which will be used for library instruction and technical services. Additional shelving to accommodate new acquisitions of books and periodicals holdings for 2006, which will be significant, is being ordered.

In the Washington Heights Extension Center, the separation of the library and the ARC (Academic Resource Center) has been completed. Furniture, additional shelving and computer workstations have been ordered. The library now has an additional classroom, which will double as space for library instruction and group study when no instruction is taking place. This room will be ready for the start of the summer semester.

The separation of the library and ARC in Flushing will be completed by Summer 2006. When the departments are separated, the library has made plans to acquire an adjacent room, which will be used in a manner similar to the library instruction/group study rooms at the Main Campus and the Washington Heights Extension Center.

The Main Campus library's law resources have been separated from the main holdings and will be housed in an annex library that will be housed in the Main Campus Annex at 940 Eighth Avenue. The library plans to open this service in the Summer 2006 semester.

Collections. Collectively, the libraries currently hold over 16,000 volumes. Significant increases in acquisitions for 2006 will result in each location holding a minimum of 5,000 volumes as recommended by the review team visiting in 2005. Accompanying this report are lists of books that have been acquired during the 2005 academic year by the libraries, and books that will be acquired during 2006 by the libraries (Attachments 11 and 12) . Each site librarian selects resources according to course syllabi, faculty recommendations and standard collection-building tools. An expanded core list of periodicals has been created according to program needs. In 2006, the library's print periodicals subscriptions will increase from 70 titles to approximately 200 titles at most locations, depending on program offerings.

Technology. The libraries' need for upgraded instructional technology has been recognized. Eight to ten additional computer workstations have been scheduled for the Main Campus, Flushing Branch Campus, and the Washington Heights Extension Center in conjunction with the establishment of rooms for library instruction/group study. In addition, projection/DVD/VCR equipment has been earmarked for these classrooms. The library is currently working towards providing offsite access to its proprietary online databases and expects access to be available to students by the start of the summer semester or earlier. The library is planning significant upgrades to its online catalog system. The library will have access to improved circulation and serials management, and electronic reserves in 2006.

Electronic Resources. The library makes available on its Web page an online public catalog, proprietary databases, selected links to the World Wide Web and online tutorials and guides to services such as interlibrary loan and reserves. Students are able to access

a limited number of proprietary databases from off-site locations, notably, HW Wilsonweb databases (*OmniFile*, a general full-text database, *Biographies Illustrated Plus*, and *Book Review Digest*). Students taking Legal Research courses (L165) are assigned individual passwords so that they can access Westlaw electronic resources from any Internet-enabled computer. Additional databases available from campus computers include *ACM's Digital Library, Lexis-Nexis Academic Universe, EBSCO Host Databases, Oxford Dictionary Online, Encyclopedia Britannica Online, Wiley Interscience*, and *Westlaw Campus*.

Electronic journals are managed through *Serials Solutions*. With this service, all library databases that contain full-text and citation data can be searched simultaneously for specific journal coverage and article access.

Hours. The library hours complement the hours that classes are in session. In addition, the library remains open to students and faculty during intersession and times when classes are not in session. The hours of the library are:

Monday – Thursday: 9:00a.m. – 8:45p.m.
Friday: 9:00a.m. – 2:00p.m.
Saturday: 10:00a.m. – 2:00p.m.

Staffing. A full-time librarian and a part-time evening-weekend librarian provide professional administration of each library location during hours of operation. Support staff generally includes full-time and part-time library assistants. An instruction librarian position to provide focus and support for the priority of supporting information literacy instruction and to coordinate all instruction activities is awaiting approval. A professional librarian will be added with the opening of the Main Campus's law annex library this Summer.

Library Instruction. In order to reach 100% inclusion of information literacy goals in the curricula, the Director of Libraries assigned professional librarians as liaisons starting with the Spring 2006 term to each program area. Library liaisons work closely with Department Chairs and individual faculty to address library-classroom needs, faculty involvement in collection development, and access to resources. Liaisons are currently cooperating to create a document that will outline information literacy goals and activities for all courses taught. This document will serve as a guide to embedding all syllabi with information literacy goals by the start of the Fall 2006 term.

Starting with the spring 2006 term, assessment of information literacy skills for all programs regularly occurs according to the following schedule:

Spring: Paralegal Studies, Security Management, Freshman Seminar, and Sciences
Summer: Business Management, Accounting and Ophthalmic Dispensing
Fall: Office Technologies, English, Mathematics and Social Sciences

Other Services and Resources: The library is a member of several professional organizations and consortia. Through METRO and NYLINK, the library receives interlibrary loan and resource sharing privileges. Individual librarians are members of the following organizations and attend local and regional meetings with the support of the Institute: The American Association of Law Librarians, The American Library Association, The Association of College and Research Libraries (local and national), The Association for Computing Machinery, New York Library Association, The National Association of Legal Assistants, The National Federation of Paralegal Assistants, The Special Library Association, and The Music Library Association.

Interboro Institute libraries maintain ongoing relationships with several outside libraries to expand students' options and availability of resources and services. While these external library relationships do not serve to replace Interboro Institute's mandate to maintain adequate collections, these resources enrich the intellectual life of students and faculty and assist in identifying areas for our own collection-building. These external resources include: The New York Public Library, Queens Public Library, Yonkers Public Library, and SUNY College of Optometry Library.

Fiscal capacity

The institution shall possess the financial resources necessary for the consistent and successful accomplishment of its mission and objectives at the institutional, program and course levels.

The institution demonstrates an acceptable score on the Federal Test of Financial Responsibility and meets all other federal criteria for determining if the institution may participate in the Title IV student aid programs.
The institution's certified audits and other data indicate ongoing capacity to carry out its educational mission effectively and in compliance with these accreditation standards.
The institution demonstrates adequacy in enrollment, operating results, and balance sheet results.

On December 31, 2005 Interboro met the acceptable score criterion on the Federal Test of Financial Responsibility, and meets all other Title IV criteria to the best of management's knowledge.

The most recently completed certified audit (for the year ending December 31, 2004) found evidence of ongoing capacity to carry out the mission and meet compliance standards. The next certified audit is expected to have similar findings.

In a letter to the Department's Deputy Commissioner dated February 27, 2006, the CEO and President of EVCI wrote:

> We are providing the Department with comprehensive financial projections that demonstrate the financial viability of Interboro and TCI each on a stand alone basis, and EVCI on a consolidated basis. If the Department has any questions regarding these projections, or our financial viability, please contact Joseph Looney, EVCI's Chief Financial Officer.

Interboro's projected financial statements utilize the caps on enrollment for new students through the Spring 2007 semester. As you can see, even with the caps in place, and the costs incurred going forward in making the improvements at Interboro as outlined in previous correspondence, EVCI clearly has adequate cash flow to maintain operations.

Standards: Administration

(Regents Rules, §4-1.4(f))

Responsibilities

1. Responsibility for the administration of institutional policies and programs shall be clearly established.

2. Within the authority of its governing board, the institution shall provide that overall educational policy and its implementation are the responsibility of the institution's faculty and academic officers. Other appropriate segments of the institutional community may share in this responsibility in accordance with the norms developed by each institution.

Responsibility for administration of institutional policies and programs is clear.

• Interboro Institute is wholly owned by EVCI Career Colleges Holding Corp. (EVCI). As a publicly traded company, EVCI's Board of Directors is elected by the shareholders of the company. EVCI as a single shareholder elects the Board of Directors of Interboro Institute.

• The Interboro Board of Directors elects the President and Chief Financial Officer of the college. The Interboro Board gives direction to the President of Interboro. The President of the College is responsible for the academic, administrative and fiscal operations of the college. The CEO and President of EVCI, who also serves as the CEO of Interboro Institute, assists the President of Interboro with areas which relate to certain identified priorities, most specifically enrollment, persistence and graduation.

Committees are an integral part of the governance structure of the college. They provide an opportunity for input and feedback from major stakeholders in the academic, administrative, and administrative areas of the college.

• The President's Cabinet consists of all the direct reports to the President: the Vice Presidents for Academic Affairs, Admissions, Institutional Research, Operations, and Assistant Vice President for Student Affairs; the Chief Financial Officer; the Assistant Vice President for Sites and Centers; and the Compliance Officer. Also on the Cabinet are the Comptroller, the Audit Manager, and the Director of Career Placement Services. This body meets weekly and cooperatively exchanges information and makes decisions on all aspects of the day to day functioning of the college. It is chaired by the President.

• The Admissions Committee and Retention Committee, both chaired by the President, meet every week to consider policies and practices with respect to the admissions process and the retention of students, which has been identified as the college's highest priority.

Accordingly, their membership includes the CEO, a number of cabinet officers, a staff member of EVCI, and mid-level managers involved in operational aspects of key areas.

• The Finance Committee, consisting of the Chief Financial Officer, the Vice President for Operations, the Comptroller, the Assistant Vice President for Financial Aid, and the President, meets on a regular basis to monitor financial operations and set or amend policies relating to fiscal operations, including financial aid and student collections. This Committee coordinates the annual budget building process at the college level.

• Advisory Boards assist the academic officers of the college regarding several registered programs, including Paralegal Studies, Ophthalmic Dispensing, Security Services and Management, and Business and Accounting. Plans are being considered to create a Board for Office Technologies in the future. The membership of these bodies includes practitioners in the field, particularly from firms which are likely to employ Interboro graduates, graduates working in the field, and current students in the major. The Advisory Boards are invaluable in helping to make sure the curriculum stays current, standards conform to professional expectations, and channels of employment are open for graduates. The student representatives are full voting members and represent student interests and concerns on a wide variety of issues, including faculty, coursework and services.

Within the academic area, standing committees, the academic departments, and a representative body of the faculty are involved in setting curricular and academic standards.

• Interboro has an Academic Council in furtherance of the requirements set out in the Commissioner's Regulations 52.2 (e), which requires an academic policy-making body of which a majority are faculty members, and in response to recent Department reports.

The makeup of the new Academic Council is as follows:

Faculty (13)
Elected by their departments:
Accounting (1)
Business Management (1)
Ophthalmic Dispensing (1)
Security Management (1)
Paralegal Studies (1)
Social/Natural Sciences (1)
Humanities (1)
Mathematics (1)
Office Technologies (1)
At large (4)

Administration (5)
Academic Vice President (also chair)
Assistant Acad VPs (2) (both chairs)
Librarian (1)
Department Chair (1)

NB – Interboro faculty recently elected to be represented by a union. Negotiations for a first contract are underway. The outcome of the negotiations may result in a different faculty representative body.

• Departmental meetings. The faculty are organized into strong departments. Every full and adjunct faculty member has an equal vote. The departments determine curriculum, texts, methodologies and outcomes. The rubrics now in place which establish grading standards originated in the academic departments. New courses are developed at the department level and then are approved by the Curriculum Committee. The Departments are headed by a Chair and one or more Assistant Chairs and meet regularly. Chairs are responsible for making recommendations for staffing the Departments.

• Curriculum Committee. Proposed changes in curriculum, including subject matter, teaching methodologies, or the addition of new courses, come to the Curriculum Committee if so recommended by the relevant Department. This Committee is chaired by a full-time faculty member and is made up of faculty and academic administrators.

• Library Committee. The Library Committee is chaired by a full-time faculty member and consists of faculty and some academic administration. It is responsible for assuring that the library in its policies and collections supports the goals of the curriculum.

• Faculty Development Committee. Chaired by a full time faculty member and consisting exclusively of faculty, this very active committee mounts seminars, lectures and workshops throughout the year for faculty. In recent years the emphasis of the committee has been on pedagogy.

3. Academic policies applicable to each course, including learning objectives and method of assessing student achievement, shall be made explicit by the instructor at the beginning of each term.

Academic policies pertaining to each course are detailed in course syllabi and distributed to students within the first two weeks of each term. Syllabi are on file in college libraries, resource centers, and available in the Office of Academic Affairs.

4. The institution shall provide academic advice to students through faculty or appropriately qualified persons. The institution shall assure that students are informed at stated intervals of their progress and remaining obligations in the completion of the program.

Professional academic advisors assist students throughout their career at Interboro. A discussion of the academic advising system is presented on page 27.

5. The institution shall maintain for each student a permanent, complete, accurate, and up-to-date transcript of student achievement at the institution. This document will be the official cumulative record of the student's cumulative achievement. Copies shall be made available at the student's request, in accordance with the institution's stated policies, or to agencies or individuals authorized by law to review such records.

Up to date transcripts for all students are maintained in electronic form and are available to students upon following procedures outlined in the Student Handbook.

Published policies

The institution shall establish, publish and enforce explicit policies with respect to:
1. Academic freedom;
2. The rights and privileges of full-time and part-time faculty and other staff members, working conditions, opportunity for professional development, workload, appointment and reappointment, affirmative action, evaluation of teaching and research, termination of appointment, redress of grievances and faculty responsibility to the institution; and
3. requirements for admission of students to the institution and to specific curricula, requirements for residence, graduation, awarding of credit, degrees or other credentials, grading, standards of progress, payment of fees of any nature, refunds, withdrawals, standards of conduct, disciplinary measures and redress of grievances.

The Faculty Handbook covers all of the items listed in items 1 and 2 above. Interboro has begun contract negotiations with a recently elected faculty union. We expect that contract will complement the rights and privileges set out in the Faculty Handbook (Attachment 16).

The Student Handbook and College Catalogue between them cover all of the items enumerated in item 3 above.

Standard: Support services

(Regents Rules, §4-1.4(g))

The institution shall assure that whenever and wherever the institution offers courses as part of a curriculum it shall provide adequate support services, taking into account its mission and the needs of its students.

The institution provides the academic and other support services, including but not limited to tutoring and personal and career counseling, that students may need to succeed in the programs to which they have been admitted.

The institution provides adequate advising and program planning services to support its academic programs.

The nature of the Interboro student body requires careful and effective supportive services to assure students every chance for successful completion of their academic programs. The institution strives to create an atmosphere where every office and every employee has a main focus helping each and every student to succeed and graduate. The main organized components of supportive services beyond the classroom are:

- **Academic Resource Centers (the ARCs).** The Academic Resource Centers (ARCs) provide tutoring for over 3,000 students. The ARCs offer tutoring in all courses, from developmental non-credit-bearing courses through upper-level credit-bearing courses.

Tutors also tutor in study skills, time management, and budgeting finances for college. Interboro provides free tutoring in every course for every student who needs it, days, nights and weekends. There are four Academic Resource Centers, one for every Interboro location or site: Yonkers (site), Main, Flushing/Queens, and Washington Heights. The ARC computers offer online tutoring in English, keyboarding, math, medical management, and medical transcription, and accounting.

Tutors have recently completed Level 1 tutor certification through the College of Reading and Learning (CLRA) and will have completed Levels 2 and 3 by fall 2006. Interboro offers tutoring training throughout the year to keep tutors abreast of best practices and to provide superior tutoring services for Interboro students. Interboro Institute conducts tutoring training in-house and by employing the services of TutorLink, a national tutor-training organization sanctioned by CLRA, who is, in turn, sanctioned by the National Association of Developmental Education (NADE). Interboro also arranges specialized training through its textbook vendors so that tutors are up-to-date on the latest tutoring methods for a particular subject.

Campus-wide ARCs have approximately 7,000 visits a year, with individual students coming for tutoring on the average of four times, with many students coming for tutoring four to nine times. The ARC employs 38-45 tutors at any given time, with most staff members having a minimum of a bachelor's degree, the exception being the paralegal tutors, who have at least the paralegal degree.

- **Developmental Specialists.** Developmental Specialists were created in 2004 to support developmental students. The primary function of a Developmental Specialist is to assist faculty in strengthening concepts presented in developmental courses. These staff hold advanced degrees in their subject and are selected for their ability to work effectively with individual students while working as part of a team with the faculty. Developmental Specialists help with the grading and proctoring of developmental exams, and also teach the intersession tutorial (see below). There are Developmental Specialists at the Interboro Main Campus and Extension Centers.

- **Intersession Tutorials.** Intersession tutorials are held during the break between semesters. Any student who was not successful in placing out of a developmental writing, or reading, or mathematics course is invited to attend these free intensive tutorials. Students receive at least one week of all day review and are given a second opportunity to place out of the class. The majority of students who have taken advantage of this opportunity in the past three semesters have demonstrated competency on the exit examination and moved to the next academic level.

- **Academic Advisors.** Every student is assigned an academic advisor on first entering the college. These professionals assist students with initial course selection and throughout their college careers help to make sure they stay on track with regards to prerequisites and major requirements. They help the student think through career goals and daily priorities. Frequently they work with the student to assist with such challenges as change of major, schedule difficulties (job or family conflicts), and classroom/

instructor issues. In the past two semesters academic advisors have been upgraded in terms of credentials (a master's degree is now required for all new advisors) and their assignments expanded.

Their case loads are approximately 230:1 for the Spring 2006 semester. Advisors divide their case loads for purposes of focused service into categories: freshmen, potential graduates, students on probation etc. They are required to meet with freshmen students and those on probation 12-15 times each semester, and all other students at least five times each term.

Advisors track the attendance and grades of each student in their case load. As required, they refer students for needed services such as workshops, tutoring and counseling. They provide monthly reports on their case loads and meet as a group to discuss potential problems. Advisors complete a monthly academic progress form for each student which serves as a summary of the month's activity. They are expected to meet with instructors and other administrators to follow up with any concerns students may have. They also perform a mid-term assessment of each student to help identify students who may be having trouble passing one or more courses.

Advisors regularly update a degree audit form for every student, clearly illustrating potential graduation date. This critical piece of information serves as a guide for future meetings with students.

• **Counseling Centers.** In response to an internally identified need for more non-academic assistance for students, these Counseling Centers were first established in early 2006. At each location, full-time social workers provide on-site counseling, making available an avenue for students to discuss and explore a wide variety of issues

The Counseling Centers provide a wide range of services including personal counseling, group counseling, academic counseling, crisis intervention, referrals, and consultations. They provide a calendar of activities for each site including workshops, health fairs etc, and distribute relevant literature and information concerning community initiatives and services.

Staff of the Counseling Centers also help to perform the second level admissions interview discussed below.

• **Retention Specialists.** Retention Specialists track students to graduation, following their attendance and grades to identify students who may be faltering to help them succeed. They work closely with the academic advisors to track students who are a part of their respective cohorts. Biweekly meetings with the academic advisors provide an opportunity to discuss issues, trends within the cohorts and strategize on the best services students may need for the semester. Each cohort is assigned a Retention Specialist.

Retention Specialists provide monthly progress reports on all students who are potential graduates, and are expected to meet with faculty, staff and other administrators as needed on a regular basis.

Sometimes Specialists work with large groups of students, using letters and phone touches specifically geared towards students who share similar characteristics. For example, a letter and follow up phone touch will go out to all of the paralegal students close to graduation, or all students with less than 30 credits who are eligible to return to the college. The Retention Specialists assist students who indicate they need help with their financial, academic, or social hurdles so the student can succeed at Interboro. They then follow up with those students who have not responded. Often times a student is not easy to reach and the Specialist will begin working with a sibling or a parent. Although college staff cannot disclose academic information, often they can enlist the help of the family members to help the student through a difficult period.

The institution adequately assesses the skill levels of all entering degree students and addresses any needs for the development of college-level skills, including the areas of writing, literacy, computing, time management, and analytical thinking, that are consistent with the institution's educational mission.

The institution adequately assesses the skill levels of all entering degree students and addresses any needs for the development of college-level skills, including the areas of writing, literacy, computing, time management, and analytical thinking, that are consistent with the institution's educational mission.

The goal of the college is to start freshman students at levels which are suitable for their level of development in order to provide them the maximum chance for success. All admitted freshman students except those with earned degrees at the bachelor's level or higher undergo a series of placement tests approved by the faculty for the purpose of determining the appropriate beginning level of English and mathematics for the student.

The English curriculum includes two courses at the developmental level, in reading and in writing. For English placement, students write an essay and take a standardized examination. Each placement essay is assessed by two examiners. The rubric is reproduced in Attachment 13. In addition, the Nelson Denny examination is used. Students must score 185 on this examination and receive two 4s on the writing placement to place into a credit-bearing English class.

In mathematics, after passing the CPAt examination, students are given a Math Placement exam to determine which level of math is most appropriate. The test is divided into two parts. Part 1 is the arithmetic section, which contains 10 multiple choice questions. Part 2 is the algebra section, which also contains 10 multiple choice questions. If a student scores at least 70 on both parts he/she will be placed into a credit bearing course. A student scoring at least 70 on part 1, but less than 70 on part 2 will be placed into MA 099 (Developmental Mathematics II). A student scoring less than 70 on Part 1 will be placed into MA 098 (Developmental Mathematics I). A student scoring less than

70 on Part 1 and at least a 70 on Part 2, will also be placed into MA 098 (Developmental Mathematics I).

With respect to computing skills, the faculty believe that a sound knowledge of the basics of computer usage is fundamental to success in every field for which the college prepares its students. Consequently, the course CS 140, Introduction to Computer Technology, is a required course for every major. It introduces the student to the use of those techniques and practices deemed essential for basic computer literacy, including word processing, spread sheets, and the functionalities of the Windows environment. Typically students take this course in their first term.

Another course which almost all students take in the first term is FS 100, Freshman Seminar. The course was developed in response to the lack of sophistication of most entering students regarding skills and behaviors necessary for successful college work. It covers critical thinking, note-taking, time management, information literacy skills, and other important areas, including the beginning of career exploration.

Standards: Admissions

(Regents Rules, §4-1.4(h))

1. The admission of students shall be determined through an orderly process using published criteria that shall be uniformly applied.
2. Admissions shall take into account the capacity of the student to undertake a course of study and the capacity of the institution to provide the instructional and other support the student needs to complete the program.
3. Among other considerations, the admissions process shall encourage the increased participation in collegiate programs at all levels of persons from groups historically underrepresented in such programs.

The basic framework for admission to Interboro for the past five years has been to accept for matriculation candidates who have graduated from high school, have the General Equivalency Diploma (GED), or who demonstrate their "ability to benefit" from college study by achieving a passing score on federally approved tests.

The college has refined its admissions process since 2004 in order to try to identify, from the candidate pool, those who have a better chance of success.

There has been an evolution in the college's selection process. In 2004, admissions counselors began screening from the process candidates who appeared, from a personal interview, a self-assessment, and observable behaviors (eg, consistent lateness or failure to keep scheduled appointments), to be less prepared than their peers to begin college study.

In 2005, in response to expressed concerns and recommendations from the Education Department, with respect to increasing the graduation rates at the college, Interboro examined all of its admissions practices.

The ability-to-benefit examination in place at the college, the CPAt, was considered in terms of its suitability. Subsequently the college reported as follows to the Department:

> The CPAt is approved the US Secretary of Education for use as an "ability-to-benefit" test. According to American College Testing, CPAt "is a basic skills assessment system designed to measure the entry-level skills of students planning to attend career schools, career colleges, and other postsecondary institutions offering specific, job-related educational programs." This definition applies to Interboro Institute.
>
> The test was first developed in 1986-87 in consultation with advisory panels from career colleges and schools, and reexamined in 1995 following a comprehensive national survey. At that time it was found by a panel, including representatives of postsecondary proprietary institutions, accrediting associations, and state governments to be "current and appropriate for measuring the basic skills of students entering postsecondary proprietary institutions."
>
> The most recent user norms are based on the performance of 307,906 students who tested in the period July 1, 1993-June 30, 1996. Of that group, 54% were female; 36% of the test takers were African American or Hispanic. Test items were scrutinized according to standard criteria for fairness, language consistency and conformance with ACT requirements and standards. Given the above, Interboro Institute believes the instrument is appropriate for use as an ability to benefit test for applicants for admission to the college.
>
> Selection of Pass Points
>
> Up to the Fall 2005 semester, Interboro used the pass points set by American College Testing and approved by the United States Department of Education for admission (Reading, 43, Math, 41, Language, 42). These pass points are those typically utilized at other colleges in New York which use the test for ability-to-benefit purposes.
>
> Interboro has conducted analyses to test if higher scores on the sections of the CPAt correlated with student success as measured by grade point average (GPA). The studies show that only one subtest, Reading, correlated with increased GPA.
>
> These findings reinforce faculty comments that reading proficiency is the foundation skill on which successful college learning is predicated. The college raised the Reading cutoff

score by 2 points with a reasonable expectation there will be a measurable improvement in the admitted students' academic achievement after one semester.

The new pass point cutoff was instituted effective with the Spring 2006 entering class. In November 2005, Interboro contracted with an outside independent testing agency, TestQuest Inc., to administer ability to benefit tests at all of its locations.

Additionally, outside professional consultants were engaged in Fall 2005 to recommend improvements in the screening and interview processes for admission of new students starting in the Spring 2006 semester. They recommended, and the college adopted, several changes: training for admissions staff in interviewing as well as marketing techniques; a student self-assessment document to replace the form then in use, to be administered by admissions counselors at the first level of screening; and a second interview mechanism for some candidates.

By using a new and creative procedure (Attachment 14), the interviewer is provided an array of questions to help form an initial judgment about the non-cognitive aspects of the applicant's situation: living conditions and family support; financial support, level of motivation, and educational achievements, along with a scoring guide which helps to determine which of three categories best fits the applicant: reject, move to next stage of admissions, hold for second interview. The categories cover practical considerations which can help or hinder the student in achieving academic success along with psycho-social characteristics linked to success, based on the research literature. Skill in balancing and assessing these variables (for instance, a potential student with few economic resources might exhibit such strong motivation and goal-centeredness as to offset this hindrance) can be learned through experience and training.

A 20-hour training program for all admissions associates, including videotaped simulations and individual feedback, was conducted in December 2005. Administered by the outside professional consultants, the training focused on effective interview techniques, using the new assessment instrument as a guide. The new process was field tested with some students in the Spring 2006 incoming class and is in effect going forward.

The second interview process is being conducted by new internal professional staff with training and skills in human development, with graduate degrees typically in social work or counseling. They report not to Admissions, but to the Assistant Vice President for Student Affairs. The purpose of the second interview is to provide a proper setting and sufficient time for ascertaining the likelihood of success for candidates who were not easily categorized in their session with the admission counselor. Second interviews began with some candidates for the Spring 2006 Freshman class. The system is now fully implemented.

With respect to service to students from underrepresented groups, approximately 90% of the student body is black or Hispanic. Of the remainder, many are from Asian or Eastern European families recently in this country. Faculty and staff share a commitment to

diversity as reflected in staffing, curriculum, and student life. Programs such as Interboro's Paralegal Studies and Ophthalmic Dispensing majors contribute significantly to the diversity of entire professions in New York State.

Standards: Consumer information

(Regents Rules, §4-1.4(i))

The following information shall be included in all catalogs of the institution:

1. Information shall be provided on financial assistance available to students, costs of attending the institution, the refund policy of the institution, and the instructional programs and other related aspects of the institution. Information shall include programs of financial assistance from State, Federal, Institutional and other sources.

2. Cost of attending the institution for each of the cost categories listed below shall be provided. Estimates, so indicated, may be used where exact figures are unavailable or inappropriate. Where summary information is provided, an institutional office where detailed information can be obtained shall be identified.

***Books and supplies.** Estimated costs of textbooks, books, manuals, consumable supplies and equipment, which a student should possess as a necessary corollary to instruction, shall be provided. Separate estimates shall be provided for major program categories for which such costs vary more than 25 percent from the average for the entire institution.*

***Room and board.** Costs of housing and food services operated by the institution shall be provided where such services are available. Estimated costs of similar accommodations available in the community shall also be provided. These figures shall be consistent with estimated student budgets prepared by the institution's financial aid office.*

***Other living expenses.** Estimated cost of personal expenses applicable to students devoting primary efforts to pursuit of educational objectives shall be provided. This estimate shall be consistent with similar figures defined by the institution's financial aid office.*

The institution shall state its policy concerning refunds due to failure of students to complete an academic term for any reason. The policy shall include the percentage or amount of tuition, fees, institution-operated room and board, and other assessments to be refunded after specified elapsed periods of time.

The current college catalogue, attached, satisfies the standards.

The instructional programs of the institution shall be described accurately.

Degree, certificate and diploma programs. A list of degree, certificate and diploma programs shall be provided. The list shall be consistent with the inventory of registered degree and certificate programs maintained by the department. The list shall contain at least the official approved program title, degree, HEGIS code number, and shall be preceded by a statement that enrollment in other than registered or otherwise approved programs may jeopardize a student's eligibility for certain student aid awards.

The list of degree programs is published in the College Catalogue, Attachment 2. The list is consistent with the inventory of registered programs maintained by SED. Program title, degree offered, HEGIS code, and enrollment statement are published as required.

***Program descriptions**. Each degree, certificate or diploma program shall be described in terms of both prerequisites and requirements for completion.*

Each degree program is fully described in the College Catalogue, including requirements for acceptance, required courses, elective courses, and their prerequisites.

***The academic year** in which each instructional offering (course) is expected to be taught shall be indicated.*

At Interboro, most courses needed for proper sequencing are taught regularly in both day and evening divisions. Exceptions are clearly indicated by the use of an asterisk (*), published in the course description section of the College Catalogue.

***Program related facilities.** A general description of instructional, laboratory and other facilities directly related to the academic program shall be provided, in addition to general information describing the total physical plant. Narrative and/or statistical information shall be provided about library collections and facilities, student unions, and institution-operated eating-places. Hours of operation, including holiday and vacation schedules, shall be provided.*

Program related facilities are fully described in the College Catalogue, Attachment 2.

***Recruiting and admission practices.** The process and criteria for the recruitment and admission of students to the institution and to specific curricula, as required by subparagraph (iii) of paragraph (2) of subdivision (f) of this section and by subdivision (h) of this section, shall be published.*

Criteria for student admission are described in the College Catalogue and on the college website.

***Academic calendar.** The academic calendar of the institution, and of specific curricula, if different, shall be published.*

The academic calendar, subject to change, is published in the College Catalogue, Attachment 2. When warranted, changes are communicated to the Interboro community through written notice, bulletin board posting, class announcements, and email.

***Grading.** The grading policy of the institution, and of specific curricula, if different shall be published.*

The grading policy is published in the College Catalogue as required.

***Student retention and graduation.** Information on student retention graduation rates shall be provided based on a summary of the most recent cohort survival statistics (e.g., percentages of those students enrolled at the end of the spring term, percentages of freshman classes that graduate in four, five and six years) available to the institution for at least full-time undergraduates. Statistics shall be computed in a manner consistent with data reported to the department through its higher education data system.*

Outcomes for former students. *Summaries of employment outcomes, advanced study, and student professional and occupational licensing examination results compiled by or provided to the institution shall be provided. The student cohort year or years, or date of examinations shall be included. Data displays on employment outcomes shall be by major or discrete curricular area.*

These items are covered in the College Catalogue.

Advertising

Advertising conducted by or on behalf of an institution shall not be false, misleading, deceptive, or fraudulent and shall be consistent with the provisions of Article 22-A of the General Business Law. Advertising and promotional material shall not leave false, misleading, or exaggerated impressions of the institution, its personnel, its facilities, its courses and services, or the occupational opportunities of its graduates.

The primary emphasis of all advertisements and promotional literature shall be the educational services offered by the institution. Such advertising and promotional literature shall clearly indicated that education, not employment, is being offered by the institution.

Any endorsement or recommendation shall include the author's identity and qualifications and shall be used only with the author's consent. No remuneration of any kind for any such endorsement or recommendation shall be paid for such endorsement or recommendation.

References to the New York State Board of Regents in any advertisement or promotional literature shall comply with the requirements of Section 13.11 of this title and subdivision (m) of this Section [§4-1.4 of the Rules of the Board of Regents].

College practices are reviewed by compliance officers on a regular basis. All current advertising in all media meets the standards.

Standards: Student complaints

(Regents Rules, §4-1.4(j))

1. The institution shall establish, publish, and consistently administer internal procedures to receive, investigate, and resolve student complaints related to the standards prescribed in this Part.

2. The institution may have informal means by which students can seek redress of their complaints.

3. The institution shall have a formal complaint procedure that shall include, but need not be limited to: steps a student may take to file a formal complaint; reasonable and appropriate time frames for investigating and resolving a formal complaint; provision for the final determination of each formal complaint to be made by a person or persons not directly involved in the alleged problem; and assurances that no action will be taken against the student for filing the complaint.

4. The institution shall maintain adequate documentation about each formal complaint and its disposition for a period of at least six years after final disposition of the complaint. Assessment of the disposition and outcomes of complaints shall be a required component of any self-study required by this Part and shall be a consideration in any review for accreditation or renewal of accreditation.

Interboro has a complaint system in place which satisfies this requirement. The procedures, including both informal and formal methods for students seeking redress, are published in the college catalog and Student Handbook (see Attachment 17 for excerpt from the Handbook).

Standards: HEA Title IV program responsibilities

(Regents Rule 4-1.4 (k))

1. Information provided to the department by the Secretary concerning the institution's compliance with its HEA Title IV program responsibilities, including but not limited to annual student default rate data, financial or compliance audits conducted annually by the Secretary, and program reviews conducted periodically by the Secretary, shall be a consideration in a review for accreditation or renewal of accreditation, or in an enforcement review.

2. An institution shall have a procedure in place to ensure that it is in compliance with its program responsibilities under Title IV of the HEA and shall maintain a record describing such procedure.

3. An institution shall maintain a record of its compliance with its program responsibilities under Title IV of the HEA over the previous 10 years, unless the department determines that there is good cause for a shorter records retention period. This record shall include: student default rate data provided annually to the Secretary by the institution; financial or compliance audits conducted periodically by the Secretary. The institution shall submit information from this record of compliance to the department on a periodic basis as determined by the department.

The college is currently waiting for a report from USDOE on its program review. Compliance audits are conducted annually and filed through the EZ audit program by June 30 of each year.

Attachment 15 is the procedure in place for assuring proper administration of responsibilities under Title IV and TAP, which is now being reviewed by our independent auditors.

There is no default student data submitted because Interboro does not currently participate in Title IV loan programs.

Any audits or reviews are kept on file at the institution.

Standard: Public disclosure of accreditation status

(Regents Rules, §4-1.4(m))

An institution that elects to disclose its accreditation status shall disclose such status accurately and include in its disclosure the specific academic and instructional programs covered by that status and information identifying the commissioner and the Board of Regents as its institutional accrediting agency. Such information shall include the address and telephone number of the department.

The required information is in the college catalogue.